Hologic, Inc.

35 Crosby Drive

Bedford, MA 01730

March 21, 2012

Via EDGAR

Cecilia Blye

Chief Officer of Global Security Risk

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Hologic, Inc.

Form 10-K for the Fiscal Year Ended September 24, 2011

Filed November 23, 2011

File No. 0-18281

Dear Ms. Blye:

This letter is in response to your letter of February 24, 2012, from the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Glenn P. Muir, Director, Executive Vice President and Chief Financial Officer of Hologic, Inc. (“Hologic” or the “Company”), relating to the Company’s annual report on Form 10-K for the Fiscal Year Ended September 24, 2011. For your convenience, set forth below are the staff comments, followed by the Company’s responses.

General

Staff Comment 1

We note that your website provides contact information for companies in Iran and Syria that offer your products. We note also that a 2010 New York Times article reports that you have received 56 licenses for transactions in or with Iran. Iran and Syria are identified by the State Department as a state sponsor of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Iran and Syria, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements. Your response should describe any services or products you have provided to Iran and Syria, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Company Response

Hologic develops and manufactures medical products, including diagnostic products, medical imaging systems, and surgical products primarily focused on serving the healthcare needs of women. The Company has sold small volumes of these products and related components to independent, non-U.S. third party distributors located in Iran and Syria. The Company does not sell its products directly to end users in Iran and Syria. The products sold for use in these countries are medical products, including mammography systems, osteoporosis systems, ThinPrep™ diagnostic kits and related imaging equipment to assist in the diagnosis of cervical cancer, breast biopsy equipment, and related components.

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

March 21, 2012

Hologic’s distributors in Iran and Syria are responsible for selling, installing and servicing the Company’s products sold in those jurisdictions. The only service performed by Hologic personnel in those jurisdictions would be a “first-in-country” installation of a particular product. During such first installation, Hologic performs the installation with the distributor, during which the distributor is trained to install and service the equipment. The limited installation, training and technical support provided by Hologic are undertaken, managed and paid for by the Company’s European operations and personnel. None of these personnel are U.S. citizens or permanent residents.

The Company has no subsidiaries, assets or personnel based in Iran or Syria, and to the best of the Company’s knowledge, the Company does not have any agreements, commercial arrangements, or other contacts with the governments of Iran or Syria or entities controlled by those governments, except as such contact may relate to the Company providing its distributors with “first-in-country” installation assistance, as such installation may take place in a government-owned or -controlled hospital or clinic.

Staff Comment 2

Please discuss the materiality of your contacts with Iran and Syria described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran and Syria.

Company Response

The Company does not believe its contacts with Iran and Syria constitute a material investment risk for holders of the Company’s securities. This is so for reasons that are both quantitative and qualitative:

•

The Company’s revenues from Iran and Syria constitute an immaterial portion of the Company’s total revenues. The Company’s revenues from Iran were approximately $3,034,000 in fiscal 2011, $2,407,000 in fiscal 2010, $1,000,000 in fiscal 2009 and $588,000 in the first quarter of fiscal 2012. The Company’s revenues from Syria were approximately $3,850 in fiscal 2011, $443 in fiscal 2010, $388,000 in fiscal 2009 and zero in the first quarter of fiscal 2012. This compares to the Company’s total revenues during these periods of approximately $1.8 billion, $1.7 billion, $1.6 billion, and $473 million, respectively. For all periods noted, revenues from Iran and Syria, individually and in the aggregate, were immaterial both quantitatively and qualitatively, comprising less than 0.2% of the Company’s total revenues.

•	The Company has no direct operations or investments in Iran or Syria, and sells its products only to independent third-party distributors in those countries.

•

To the best of the Company’s knowledge, the Company has no contact with the governments or any state-owned entities in Iran or Syria, except as it may relate to providing its distributors with “first-in-country” installation assistance described in response to Comment 1 above, as such installation may take place in a government-owned or -controlled hospital or clinic.

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

March 21, 2012

•	The products the Company exports to Iran and Syria are designed for medical use, primarily to address healthcare needs of women, and are humanitarian in nature.

•

The Company has policies and procedures in place to comply with the relevant licensing and other requirements, such as those of the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control, as applicable.

In responding to Comment 2, the Company has considered the divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism referenced in Comment 2, as well as the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran and Syria. For the reasons listed above — i.e., the quantitative immateriality of the Company’s exports to Iran and Syria, the fact that the Company has no direct operations in those countries, but exports to independent distributors, and the nature of the products exported to Iran and Syria, the Company does not believe that these factors change the materiality analysis above.

Staff Comment 3

We note disclosure on page 17 that some of your technology is governed by the International Traffic in Arms Regulations. Please tell us whether any of the products that you sell in Iran and Syria have dual use or military applications, or are otherwise on the Commerce Control List of the Department of Commerce.

Company Response

Upon review, none of the Company’s current products are governed by the International Traffic in Arms Regulations. The Company will modify its future filings to reflect this fact. The Company also confirms that none of the Company’s products sold in Iran and Syria during the periods presented have dual use or military applications, or are otherwise on the Commerce Control List of the Department of Commerce. The Company only sells medical devices and products, and none of such products have been specifically designed, modified or configured for military applications. Moreover to the best of the Company’s knowledge, the Company’s products sold to Iran and Syria have only been purchased and used for medical purposes and have not been put to military use.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

March 21, 2012

If you have any questions with respect to our response, or if you require additional information, please do not hesitate to contact the undersigned at (508) 263-8494.

Sincerely,

/s/ Mark J. Casey
Mark J. Casey, Senior Vice President and General Counsel

cc:	Amanda Ravitz, Assistant Director, Division of Corporation Finance

Glenn P. Muir, Director, Executive Vice President and Chief Financial Officer